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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              CARDINAL HEALTH, INC.
   __________________________________________________________________________
                                (Name of Issuer)

                                  COMMON STOCK
   __________________________________________________________________________
                         (Title of Class of Securities)

                                   14149Y 10 8
                 _______________________________________________
                                 (CUSIP Number)

                JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                 (213) 612-2500
   __________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 26, 1994
      ____________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
   CUSIP No.  14149Y 10 8
             -------------

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              APOLLO INVESTMENT FUND, L.P.
   __________________________________________________________________________
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) / /
                                                                      (B) / /

   __________________________________________________________________________
   3  SEC USE ONLY

   __________________________________________________________________________
   4  SOURCE OF FUNDS*
             OO

   __________________________________________________________________________
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or (e)                                                      / /

   __________________________________________________________________________
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

   __________________________________________________________________________
                  7    SOLE VOTING POWER
   NUMBER OF      565,737 SHARES OF COMMON STOCK
   SHARES         ___________________________________________________________
   BENEFICIALLY   8    SHARED VOTING POWER
   OWNED BY
   EACH           ___________________________________________________________
   REPORTING      9    SOLE DISPOSITIVE POWER
   PERSON         565,737 SHARES OF COMMON STOCK
   WITH
                  ___________________________________________________________
                  10   SHARED DISPOSITIVE POWER

   __________________________________________________________________________
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      565,737 SHARES OF COMMON STOCK
   __________________________________________________________________________
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

   __________________________________________________________________________
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.4%
   __________________________________________________________________________
   14 TYPE OF REPORTING PERSON*
             PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                           STATEMENT PURSUANT TO RULE 13d-1

                                        OF THE

                            GENERAL RULES AND REGULATIONS

                                      UNDER THE

                     SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

          _________________________________________________________________
          _________________________________________________________________



                    This Amendment No. 1 supplements and amends the Statement on Schedule on 13D dated February 17, 1994 (as so amended, the "Schedule 13D").


          Item 5.  Interest in Securities of the Issuer.
          ______________________________________________

             Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

                    (a) Apollo beneficially owns 565,737 shares of Common Stock, or 1.4% of the outstanding Common Stock.

                    (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for Apollo is set forth in the cover pages and such information is incorporated herein by reference.

                    (c) On June 15, 1994, Cardinal effected a 5-for-4 stock split pursuant to which Apollo received an additional 666,784 shares of Common Stock on June 30, 1994. On September 26, 1994, in connection with the underwritten public offering of Common Stock of Cardinal, Apollo sold an aggregrate of 2,768,184 shares of Common Stock at a price of $39.00 per share, less a gross underwriting discount of $1.25 per share. Except as otherwise disclosed in this Statement, Apollo has not effected any transactions in shares of Common Stock during the preceding 60 days.

                    (d)  Not applicable.

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                    (e)  On September 26, 1994, Apollo ceased to be the
             beneficial owner of more than five percent of the Common Stock of Cardinal.


          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.
          __________________________________________________________________

             Item 6 is hereby amended by inserting the following at the end thereof:

                    The response to Item 5(c) is incorporated herein by this reference.




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                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  September 29, 1994

                              APOLLO INVESTMENT FUND, L.P.

                                  By: Apollo Advisors, L.P.,
                                       Managing General Partner

                                     By: Apollo Capital Management, Inc.,
                                          General Partner



                              By:  /s/ Michael D. Weiner
				   __________________________________
                                   Name: Michael D. Weiner
                                   Title: Vice President, Apollo Capital
                                            Management, Inc.







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